Mail Stop 3561

September 13, 2007

Peter Vaisler
President and Chief Executive Officer
Alliance Recovery Corporation
390-1285 North Telegraph Road
Monroe, MI 48162

> **Re:** **Alliance Recovery Corporation**
> **Amendment No. 2 to Registration Statement on Form SB-2**
> **Filed September 7, 2007**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed August 28, 2007**
> **File No. 333-144976**

Dear Mr. Vaisler:

We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Security Holders, page 9

1. We note that you recently entered into a consulting agreement with Global Consulting Group in which you agreed to issue shares valued at $25,000 and the number is to be calculated based on the prevailing bid price on the day the shares are to be issued. Please revise the agreement and your disclosure to clarify the date by which the shares must be issued. Further, we note that you plan to renew the agreement for a total period of four months and have registered for resale 333,334 shares based on this estimate; however, these

Peter Vaisler
Alliance Recovery Corporation
September 13, 2007
Page 2

    additional shares have not yet been issued nor does it appear that Consulting has any right to receive these additional shares. Please tell us why it is appropriate to register for resale the amount of shares that exceeds the $25,000 amount, or revise to omit these additional shares.

<u>Management's Discussion and Analysis and Plan of Operations, page 19</u>

2. Please describe the material provisions of the consulting agreement with Global Consulting Group in this section and discuss the potential impact it will have on your financial condition, if any.

<u>Undertakings</u>

3. Please refer to comment 4 in our letter dated August 24, 2007. As requested previously, please include the undertaking in Item 512(g)(2) of Regulation S-B which references Rule 430C.

* * * * *

    As appropriate, please amend your document in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    You may contact Peggy Kim, Senior Staff Attorney, at (202) 551-3411 with any other questions you may have.

    Sincerely,

    H. Christopher Owings
    Assistant Director

cc: Gregg Jaclin, Esq.
    Anslow & Jaclin, LLP
    Via Fax: (732) 577-1188